Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement of Abengoa Yield plc on Form F-3 of our report dated July 1, 2015, relating to the combined financial statements of the Dropdown Assets as of December 31, 2014 and 2013, and for each of the years in the three-year period ending December 31, 2014, and contained in the Report of Foreign Private Issuer on Form 6-K of Abengoa Yield plc filed with the United States Securities and Exchange Commission on July 1, 2015. We also consent to the reference to us under the heading “Experts” in the Prospectus that is part of this Registration Statement.

/s/ Deloitte, S. L.

Seville, Spain

July 1, 2015